

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

<u>Mail Stop 3720</u>

April 20, 2007

John P. Greeley
Chief Executive Officer and Director
JPG Associates, Inc.
846 Glendale Road
Wilbram, MA 01095

Re: **JPG Associates, Inc.**
        Registration Statement on Form SB-2
        As amended on April 11, 2007
        File no. 333-139991

Dear Mr. Greeley:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. We have carefully considered your response to prior comment two and are unable to agree. We continue to believe that the offering is not a secondary offering but a primary offering where shares are being offered to the public through the selling shareholders, who are all affiliated with he principal and founder of the company. We especially note the following:

    - You are registering 100% of the company's outstanding shares (other than shares held by the principal and founder of the company);
    - The selling shareholders paid nominal consideration for their shares;
    - There is no current market for the company's shares; and

- The principal reasons for the private offering was to "get relatives and business associates of management involved in our business;"

Therefore, because we deem the offering to be a primary offering by the company through its affiliates, the offering price must be fixed for the duration of the offering.

2. We note your response to prior comment three regarding your status as a blank check company. In light of your response, please include a representation on the prospectus cover page and revise your added disclosure in the prospectus summary to state that you do not consider yourself a blank check company and that you do not have any intention to engage in a reverse merger with any entity in an unrelated industry.

3. Describe in reasonable detail the material terms of your agreements with material customers and file as exhibits to the amended registration statement copies of those agreements. If no formal agreements exist, highlight this fact in an appropriately titled risk factor which cross-references more detail discussions of those informal agreements to be provided in the prospectus text.

Balance Sheet, page F-11
Statements of Operations, page F-12

4. We note that you entered into an agreement with your legal counsel to pay for legal fees and expenses associated with your filing in the amount of $40,000 as well as $20,000 in related offering expenses. Since the proceeds from the offering were nominal, you should expense such costs. Please revise your financial statements accordingly.

5. We also note that you entered into an agreement with your President, John P. Greeley to defer any amount of compensation necessary for your continued viability. We further note that such amount will be evidenced by a non-interest bearing unsecured note. It is not clear from your financial statements whether they reflect such compensation expense, along with the related liability. Please revise your financial statements accordingly.

****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kathryn Jacobson, Accountant, at (202) 551-3365 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Robert Bartelmes, Senior Financial Analyst, at (202) 551-3354, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Gary B. Wolff, Esq.
        Via facsimile (212) 644-6498